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CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH
THE DIVISION OF CORPORATION FINANCE. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [* * *].



                                                                January 31, 2008


Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   The Bear Stearns Companies Inc.
      Form 10-K filed February 13, 2007
      File No. 1-8989

Dear Mr. Cash:


This letter is in response to your letter dated September 27, 2007 regarding the aforementioned filing of The Bear Stearns Companies Inc. (together with its consolidated subsidiaries, the "Company" or "Bear Stearns"). Our responses repeat the captions and comments contained in your letter of September 27, 2007.

As you requested in your letter dated September 27, 2007 we acknowledge the following:

   o We are responsible for the adequacy and accuracy of the disclosure in our filings;

   o The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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John Cash
United States Securities and Exchange Commission


Form 10-K for the Fiscal Year Ended November 30, 2006
-----------------------------------------------------

Note 1. Summary of Significant Accounting Policies, page 84
-----------------------------------------------------------
General
-------

1. Please consider revising future filings to include more of a comprehensive description of your revenue recognition policy for each source of revenue and to present the policies in one location. Also, please specifically explain to us your revenue recognition policies for performance incentive fees and tell us where you provided the disclosures required by EITF D-96 or explain why the disclosures are not applicable.

Bear Stearns Response:

As requested by the Staff, beginning with our Quarterly Report on Form 10-Q for the quarter ended August 31, 2007, which was filed on October 10, 2007, we began presenting our comprehensive revenue recognition policies in one location in
Note 1, Summary of Significant Accounting Policies.

We accrue performance incentive fees throughout the year based on a fund's performance to date against specified performance targets. Performance incentive fees are typically not finalized until the end of the contract period (which is normally the end of the calendar year). We record the amount due at each interim date. Amounts accrued at interim dates are reversed at the next interim date if that performance level is not maintained. Our revenue recognition policy for performance incentive fees appears in Note 1, Summary of Significant Accounting Policies, (page 82) in the Company's Annual Report on Form 10-K. As of November 30, 2006, we had accrued performance fees through the year end. By December 31, 2006, we knew the final level of performance incentive fees. The amount accrued for performance incentive fees was not significantly different from the actual amount of performance incentive fees. Accordingly, disclosure of future performance contingencies was unnecessary.

Note 5. Transfers of Financial Assets and Liabilities, page 94
--------------------------------------------------------------

2. We note that you have interests in what you describe as "subprime" residential mortgages, however, it does not appear to us that your filing fully clarifies your exposure to subprime loans.

Although there may be differing definitions of subprime residential mortgages, they are sometimes recognized to be loans that have one or more of the following features:

   o  A rate above prime to borrowers who do not qualify for prime rate loans;

   o  Borrowers with low credit ratings (FICO scores);


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   o  Interest-only or negative amortizing loans;
   o  Unconventionally high initial loan-to-value ratios;
   o Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;
   o Borrowers with less than conventional documentation of their income and/or net assets;
   o Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount and/or;
   o Including substantial prepayment penalties and /or prepayment penalties that extend beyond the initial interest rate adjustment period.

Based on your current public disclosures, it is possible that more clarity about your exposure to subprime loans could be helpful. Regardless of materiality of your exposure, we respectfully request that you provide us with the supplemental information about your involvement in subprime loans.

Preface your response by how you specifically define your subprime loans in practice, if at all. However, we ask that you consider the above definition, in general, as part of your response. In other words, we request that the information you provide be based, more or less, on the above definition. Where it does not, please provide specific guidance. Also, we may ask for information which may be hard for you to provide on a timely basis. Please consider alternative information that may address the concern, at least in part, but which can be readily provided.

2. Bear Stearns Response:

We define residential mortgage lending principally based upon the qualifications of the borrower, rather than the attributes of the loan. Subprime mortgage loans are originated or purchased based on the then current underwriting or sellers' guidelines that we have established. These guidelines evolve as historical performance is evaluated or as market conditions dictate. Subprime loans have generally been loans to borrowers with FICO scores of [* * *] or less, however, other factors are considered.

FICO scores and prior mortgage or rent payment histories are the main drivers of a subprime designation. Borrowers that have had a foreclosure ("FC") within the last [* * *] months or a bankruptcy ("BK") in the last [* * *] months are designated as subprime regardless of the FICO score. Other considerations include borrower's reserve funds, residual household income and debt to income ratio. Loans designated as subprime may have some of the features you noted above, however, the presence of these features may not in and of themselves, warrant a subprime designation.

The Company maintains a product matrix that presents the maximum loan-to-value
(LTV) ratio and maximum loan amount allowed for different documentation types, credit grades, BK/FC seasoning and FICO scores. Under current guidelines for full


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documentation loans, the maximum LTV is [* * *]. Credit grades are determined based upon the number of [* * *] day delinquencies for mortgage or rent payments. The minimum FICO score allowed is [* * *].

The Company offers fixed rate and adjustable rate mortgage loans to subprime borrowers. Interest-only features are available to both types with specific qualifications.

In direct response to your definitional points above, we would not consider interest-only, or unconventionally high LTVs to be subprime loans unless accompanied by low FICO score, delinquent payment history, bankruptcy or foreclosure. Historically we have not offered a negative amortization feature in our subprime loans. Additionally, light documentation of income or net assets, low initial rates, high payment increases or prepayment penalties are not determinants of subprime, but may be features of a loan that is subprime.

During 2005 and 2006 the majority of our subprime production was hybrid ARMs, such as 2/28 ARMs. During 2007 our production of hybrid ARMs decreased as our production of 30 year fixed rate loans increased.

Our responses to the Comment Letter requests for data related to subprime residential mortgages are based upon our definition above. For your convenience, we have repeated each of the staff's points below in order of appearance within the Comment Letter and have keyed our responses accordingly.

2. (a) - (l) Please provide us with a comprehensive analysis of your exposure to subprime loans. In particular:

2. (a) Provide us with your risk management philosophy as it specifically relates to subprime loans. Please address:

   o  Your origination policies;
   o  The purchase, securitization and retained interests in loans;
   o  Investments in subprime mortgage-backed securities; and
   o  Loans, commitments, and investments to/in subprime lenders.

2. (a) Bear Stearns Response:

Origination, Purchase and Securitization:
-----------------------------------------

The Company provides residential mortgage loans for securitizations with the resulting mortgage-backed securities sold to investors. These loans are sourced through our subsidiaries - EMC Mortgage Corporation ("EMC") and Bear Stearns Residential Mortgage Corporation ("BSRM"). We only originate or purchase mortgage loans that can be sold into securitization structures. The pricing at the time of origination or purchase is impacted by the expected exit price through securitization. EMC and BSRM each have subprime underwriting guidelines that represent the standards and practices that apply to each loan. All guidelines are periodically amended as historical


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performance is evaluated or as market conditions dictate. As a result of changes to our guidelines and market conditions, subprime production was reduced to [* * *] in 2006 from [* * *] in 2005. Throughout 2007, tightened guidelines produced higher quality loans in EMC and BSRM. For example, our subprime LTV went from [*
* *] for the quarter ended February 28, 2007 to [* * *] for the quarter ended August 31, 2007. In addition, the percentage of loans closed with "full documents" went from [* * *] to [* * *] for the same time period.

Due diligence is performed on all loans internally or by an independent third party diligence firm prior to purchase or origination for acceptability of credit, collateral and compliance guidelines. Loan packages generally include an application completed by the borrower that provides information with respect to the applicant's liabilities, income, credit history and employment history, as well as certain other personal information (except under reduced documentation programs such information may not be independently verified). The mortgage loan file also contains a credit report on each applicant from an approved credit reporting company. Credit history is measured on credit depth, number of obligations, delinquency patterns and demonstrated intent to repay reports.

All loans purchased or originated must be in compliance with applicable federal and state laws and regulations and require a full appraisal of the mortgaged property. Under our guidelines, the maximum allowable LTV ratio varies based upon the income documentation, property type, creditworthiness, debt service-to income ratio of the applicant and the overall risks associated with the loan decision. As of August 31, 2007, our guidelines provided that maximum LTV was [*
* *]. In addition, we conduct a fraud check, through either Interthinx DISSCO or DataVerify's DRIVE, to verify the borrower's social security number and name as well as provide chain of title information and possible undisclosed debts.

Each mortgaged property relating to an EMC or BSRM mortgage loan has been appraised by a qualified independent appraiser who is approved by each lender. All appraisals generally conform to the Uniform Standards of Professional Appraisal Practice adopted by the Appraisal Standard Board of the Appraisal Foundation. Also, appraisals are generally in conformity with the requirements of Fannie Mae and Freddie Mac. Fannie Mae and Freddie Mac require, among other things, that the appraiser, or its agent on its behalf, personally inspect the property inside and out, verify whether the property was in good condition and verify that construction, if new, had been substantially completed. The appraised value will generally have been based on prices obtained on recent sales of comparable properties, determined in accordance with Fannie Mae and Freddie Mac guidelines. In certain cases an analysis based on income generated from the property or a replacement cost analysis based on the current cost of constructing or purchasing a similar property may be used.

We approve all of our mortgage brokers and sellers. For brokers this process includes accessing reference and credit history of brokers and correspondents from Market Asset Research Institute (MARI) for the initial approval review and on an on going basis to


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monitor changes. We also review financial information and licenses. In addition, we perform a recertification process annually. We require prospective sellers to have a minimum net worth of [* * *] with at least [* * *] years experience originating subprime loans. They must be HUD approved. Prospective sellers must provide principal party resumes, most recent audited financial statements, have applicable state licensing and insurance, provide quality control reports and policies and procedures. We perform background checks using D&B, MARI, Factiva, etc. We also perform continual seller monitoring and an annual recertification. In addition, we conduct ongoing portfolio performance monitoring of both brokers and sellers for early payment defaults, early payoffs, delinquencies and repurchases. We suspend and/or terminate brokers and sellers for poor performance.

Retained interests in loans and investments in subprime mortgage securities:
----------------------------------------------------------------------------
Our objective is to securitize all originated and purchased loans. All securitized retained interests from our subprime originations are recorded as financial instruments owned, at fair value, along with any other investments in subprime securities purchased through our trading operations. Fair value is determined based on the net present value of a future stream of cash flows. Econometric models are used by the trading desk and risk management to generate these expected cash flows. Such models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, as well as other relevant economic factors. A degree of subjectivity is required to determine the appropriate models or methodologies as well as the appropriate underlying assumptions.

Our models are estimated on a data sample of over [* * *] loans with performance history extending more than ten years. To better capture the impact of risk layers in mortgage loans, these models are estimated and implemented at the loan level. The underlying structure of the model is a competing hazards model with the prepayment and charge-off as the two possible terminal states for a mortgage. The model parameters are recalibrated on a regular basis to reflect the most recent data. A key input to these models is home price projections. Over the last year, we have developed a model in conjunction with Moody's Economy.com that provide MSA (Metropolitan Statistical Area) level home price forecast consistent with economic projection for wage, employment and population at the local and national level.

Risk limits are established for residential loans and mortgaged backed securities which dictate the level of market risk and position size a trader is allowed to maintain, including the impact of their related hedges. Traders hedge both interest rate and credit exposure. Interest rate hedges include interest rate swaps and credit hedges include both ABX indices and single name credit default swaps. Risk reports are reviewed daily by senior trading and risk management.

Loans, commitments and investments to/in subprime lenders:
----------------------------------------------------------
The Company provides financing of subprime whole loan collateral to its counterparties, through warehouse facilities and reverse repurchase agreements. An in depth credit approval process for all warehouse clients and reverse repo clients is done prior to giving


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a term sheet and signing the Master Repurchase Agreement. This credit analysis includes a review of operating profile, financial data and on-site due diligence by the Global Credit Department, Finance Desk, and Warehouse Finance.

During normal operation of business there is a review of all loan level data prior to funding on the warehouse line to determine that all collateral conforms to the credit approval guidelines for that lender as well as a review that the loan data meets our compliance guidelines. Advance rates are determined by the quality of the underlying collateral as well as the creditworthiness of the counterparty. The loan collateral is pledged to us under the terms of the Master Repurchase Agreement and in many cases, credit enhancement is received from the borrowers' corporate parent.

The loan data file is priced with each funding or payoff and monitored daily by our warehouse group. Changes to the market or a particular lender would also require the trading desk to re-price the loans. Each month the collateral is reviewed for aging and delinquency which may require that loans are removed from the warehouse line.

The Company also provides financing for securities backed by subprime collateral. Our Global Credit Department sets reverse repurchase ("repo") credit limits based on the credit quality and funding capacity of the counterparties who enter into these transactions with us. Global Credit conducts periodic credit reviews of all counterparties with repo limits based on the department's assessment of the financial condition of the counterparty, industry conditions, management and other factors relevant to the counterparty's ability to meet its obligations. This credit opinion is expressed in the form of a numerical internal credit rating and aggregate credit risk limit. A product limit for repo includes notional amount lent, term of trade and a measure of stress loss exposure after collateral. Our Finance Desk, in consultation with Global Credit is responsible for approving individual securities and associated advance rates against this collateral to meet over-collateralization requirements. Our Finance Desk is also responsible for obtaining daily market prices of the securities and making margin calls when aggregate collateral value declines. The average margin for various collateral types are as follows:

         -----------------------------------------------------
                                                   Margin
          Security Rating    Current Margin      Requirement
                               Requirement       August 2007
         -----------------------------------------------------
                AAA              [* * *]           [* * *]
         -----------------------------------------------------
                 AA              [* * *]           [* * *]
         -----------------------------------------------------
                 A               [* * *]           [* * *]
         -----------------------------------------------------
                BBB              [* * *]           [* * *]
         -----------------------------------------------------
                 BB              [* * *]           [* * *]
         -----------------------------------------------------
                 B               [* * *]           [* * *]
         -----------------------------------------------------
              Unrated            [* * *]           [* * *]
         -----------------------------------------------------

2. (b) Quantify your portfolio of subprime residential mortgages. If practicable, please breakout the portfolio to show the underlying reason for subprime definition, in other words, subject to payment increase, high LTV ratio, interest only, negative amortizing, and so on.

2. (b) Bear Stearns Response:

We define residential mortgage lending principally based upon the qualifications of the borrower, rather than the attributes of the loan. Subprime mortgage loans are originated or purchased based on the then current underwriting or sellers' guidelines that we have established. These guidelines evolve as historical performance is evaluated or as market conditions dictate. Subprime loans have generally been loans to borrowers with FICO scores of [* * *] or less, however, other factors are considered, as discussed in our response to question 2 above.

The Company's inventory of subprime mortgage loans is stated at fair value. Total fair value of subprime mortgage loans owned as of November 30, 2006 was [*
* *]. As of August 31, 2007 the total fair value was approximately [* * *] and it consisted of [* * *] in hybrid ARMs and [* * *] in fixed rate loans.



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Because we define subprime residential mortgage lending based primarily upon the borrower's ability to repay the debt, rather than the attributes of the loan, we do not in the ordinary course of business maintain our portfolio of subprime residential mortgage lending based upon the characteristics listed in the Comment Letter's request.

2. (c) Quantify the following regarding subprime residential mortgages. Explain how you define each category:

   o  Non-performing loans;
   o  Non-accrual loans;
   o  The allowance for loan losses, and;
   o  The most recent provision for loan losses.

2. (c) Bear Stearns Response:

Non performing and non accrual loans are carried at fair value. Non performing and non accrual loans are defined as loans for which the principal and interest payment has not been received [* * *] days past its due date. At this point, the interest receivable balance is 100% reserved. The unpaid principal balance of non performing subprime loans and the related fair value as of November 30, 2006 were [* * *] and [* * *] respectively. The unpaid principal balance and the related fair value as of August 31, 2007 were [* * *] and [* * *], respectively.

2. (d) Quantify the principal amount and nature of any retained securitized interest in subprime residential mortgages.

2. (d) Bear Stearns Response:

Our retained interests in subprime securitizations are comprised of investment grade and non investment grade securities that are carried at fair value. The underlying assets are subprime residential loans or ABS CDOs whose ultimate underlying assets are subprime residential loans. The fair value of these retained interests as of November 30, 2006 and August 31, 2007 were [* * *] and [* * *], respectively.

Please see the table below:
  ---------------------------------------------------------
  Investment Grade (in millions)     8/31/07      11/30/06
  ---------------------------------------------------------
  AAA                                [* * *]       [* * *]
  AA                                 [* * *]       [* * *]
  A                                  [* * *]       [* * *]
  BBB                                [* * *]       [* * *]
  ---------------------------------------------------------
  Total Investment Grade             [* * *]       [* * *]
  ---------------------------------------------------------


  ---------------------------------------------------------
  Non Investment Grade (in           8/31/07      11/30/06
  millions)
  ---------------------------------------------------------
  BB                                 [* * *]       [* * *]
  Unrated                            [* * *]       [* * *]
  ---------------------------------------------------------
  Total Non Investment Grade         [* * *]       [* * *]
  ---------------------------------------------------------
Total                                [* * *]       [* * *]

We typically hedge our cash subprime exposure with a combination of ABX index and single name credit default swaps (CDS). At August 31, 2007 our subprime exposure was reduced by our [* * *] net short CDS position. This short CDS position hedges both our subprime retained securitized interests described here as well as the subprime exposure described in item 2 (e).

2. (e) Quantify your investments in any securities backed by subprime mortgages.

2. (e) Bear Stearns Response:

Our investments in securities backed by subprime loans are included in "Financial instruments owned, at fair value" or "Financial instruments owned and pledged as collateral, at fair value" on the Consolidated Statement of Financial Condition. They are comprised of investment grade and non investment grade securities. The underlying assets are subprime residential loans or ABS CDOs whose ultimate underlying assets are subprime residential loans. The fair value of investments in these securities as of November 30, 2006 and August 31, 2007 were [* * *] and [* * *], respectively.


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2. (f) Quantify the current delinquencies in retained securitized subprime residential mortgages.

2. (f) Bear Stearns Response:

There are two standards for reporting delinquency status. The first is known as the OTS/FFIEC rule. Essentially, a loan increases its delinquency status if a monthly payment is not received by the loan's due date in the following month. The second method is known as the Mortgage Bankers Association (MBA) method. In this calculation, a loan increases its delinquency status if a monthly payment is not received by the end of the day immediately preceding the loan's next due date. This measurement distinction is important because the MBA calculation is the standard in the "prime" mortgage markets, while the OTS calculation is the standard used in "non-prime" (subprime, Alt-A, home equity, etc.) markets.

As of August 31, 2007, we have retained interests with a fair value of [* * *] from subprime securitization trusts. Using the OTS methodogy, delinquency is defined as [* * *] days delinquent, foreclosures and REOs. As of August 31, 2007, the average delinquency of these trusts was [* * *].

2. (g) Quantify any write-offs/impairments related to retained interests in subprime residential mortgages.

2. (g) Bear Stearns Response:

The Company's inventory of retained interests in subprime securitizations is stated at fair value with resulting net unrealized gains and losses reflected in "Principal Transactions" in the Consolidated Statements of Operations. Our retained interests in subprime securitizations loans are comprised of investment grade and non investment grade securities. The underlying assets are subprime residential loans or ABS CDOs whose ultimate underlying assets are subprime residential loans. As of November 30, 2006, our retained interests reflected unrealized losses of [* * *]. As of August 31, 2007, our retained interests reflected unrealized losses of [* * *].

2. (h) Please address all involvement with special purpose entities or variable interest entities and quantify the subprime exposure related to such entities, regardless of whether they are consolidated for the purposes of generally accepted accounting principles.

2. (h) Bear Stearns Response:

The Company has securitized through SPEs [* * *] of subprime residential mortgage loans for fiscal year ended November 30, 2006 and [* * *] of subprime residential mortgage loans for the nine months ended August 31, 2007. In the normal course of business, our ongoing involvement with such SPEs and other SPEs which have securitized subprime mortgage loans consists primarily of mortgage loan servicing and derivative transactions.


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As of November 30, 2006 and August 31, 2007, we were servicing subprime mortgage loans with an unpaid principal balance of [* * *] and [* * *], respectively.

The Company enters into derivative transactions with SPEs (ABS CDOs) which reference subprime securities (ABS CDS). ABS CDOs accumulate exposure to subprime assets either by purchasing subprime securities (Cash ABS CDOs) or by selling credit protection on subprime reference assets (Synthetic ABS CDOs). In the latter case the Syntheitic ABS CDO will have cash to invest from the proceeds of notes they have sold to investors. The ABS CDO will use this cash to invest in AAA collateral which may in addition be wrapped (i.e., guaranteed) by a third party. This collateral is used to pay any losses related to the CDS contracts and whatever remains will be paid back to noteholders. In a typical Synthetic ABS CDO, the payments due to the credit derivative counterparty are senior, in terms of cash flow priority, to all certificate holders. As the credit derivative counterparty who has bought protection from the Synthetic ABS CDO we are therefore relying on this collateral to pay any claims we may make under our CDS trades. We therefore typically incorporate various contractual terms relating to the collateral in which the CDO's note proceeds may be invested, including for example limitations on the kinds of securities which are eligible, the requirement that the securities be marked to the market regularly with any discount to par made up by the wrapper, and the requirement that the wrapper find a replacement for itself at its own cost if it is downgraded below a certain level. We monitor compliance with these terms as part of our ongoing credit risk management process. As of August 31, 2007, we bought protection from SPEs on a notional value of [* * *], resulting in a fair value receivable of [*
* *]. In some cases we may ourselves provide the wrap on the collateral within the Synthetic ABS CDO via a total return swap. The swap pays the CDO a LIBOR based return, guarantees to make up any shortfall relative to par, and is entitled to receive any premium to par, when the collateral is sold. As of August 31, 2007, the notional value of these total return swaps were [* * *], representing a fair value payable of [* * *].

In addition to buying protection from Synthetic ABS CDOs which are accumulating subprime exposure, we will occasionally purchase interests issued by the ABS CDO. These purchased interests may include synthetic superior CDS. In these cases the Synthetic ABS CDO sells notes to investors for a portion of the total notional of protection it has sold and invests the proceeds in collateral as described above. For the remaining part of the notional it buys super senior protection rather than selling notes. If losses on the protection it has sold exceed the amount of the notes, the counterparty to the super senior protection purchased is responsible for making up any further losses. As of August 31, 2007, the notional value of these synthetic super senior interests were [* * *], representing a fair value payable of [* * *]. Approximately [* * *] of our market risk on this synthetic super senior risk has been sold to other, non-SPE, counterparties.

The Company will also enter into derivative transactions with SPEs where the derivative itself does not reference subprime securities but the SPE may have subprime exposure. SPEs through which subprime assets are securitized may use different forms of interest rate derivatives, primarily swaps and caps, to manage interest rate risk. We are typically the interest rate derivative counterparty for our own subprime securitizations and may act as swap counterparty for other subprime securitizers transactions. The payments due to the swap counterparty are senior, in terms of cash flow priority, to all certificate holders.

In April 2006, the Company established a SPE which purchased residual interests of subprime securitizations and sold interests in the SPE to investors. In order to provide investors with a levered return, we also provided a loan to the SPE which was collateralized by the subprime residual interests. As of November 30, 2006, our loan to the SPE was [* * *] collateralized by subprime residual interests with a fair value of [* * *]. As of August 31, 2007, our loan to the SPE was [* * *] collateralized by subprime residual interests with a fair value of [* * *].

2. (i) Please quantify and describe any and all potential repurchase commitments you may have regarding subprime residential mortgages.

2. (i) Bear Stearns Response:

The Company provides mortgage loan representations and warranties in connection with our mortgage loan securitizations. If a representation or warranty is breached and the breach is not cured within the time period specified by the Pooling and Servicing Agreement for that securitization trust, we have the obligation to repurchase the loan with the breach at the price it was sold into the securitization trust, plus related expenses. To mitigate these risks we perform due diligence on assets purchased and maintain underwriting standards for assets originated. In addition, with respect to assets that have been originated by third parties, we seek to obtain appropriate representations from such third-party originators upon the acquisition of such assets.


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If a mortgage loan was originated by us and sold into a securitization, management will estimate our exposure for potential repurchases related to breaches of representations and warranties. Also, if we sold a subprime mortgage loan originated by a third party into a securitization and we believe such third party may not fulfill its obligations to repurchase the related subprime mortgage loan which has had a breach, management will estimate our exposure for potential repurchases. We have recorded liabilities for exposures to these potential obligations

The maximum potential amount of future payments we could be required to make would be equal to the current outstanding balance of all subprime loans we sold into securitizations. However, based on our experience, it is unlikely that these arrangements will have a material impact on the consolidated financial statements of the Company.

We do not provide any early period default ("EPD") protection for subprime loans sold into subprime securitizations and therefore have no potential repurchase commitments related to EPD.

2. (j) Quantify and describe any loans to, commitments in, or investments in subprime lenders. Describe any other potential exposures you may be subject to, such as repurchase commitments related to the receipt of assets in bankruptcy, for example.

2. (j) Bear Stearns Response:

The Company provides financing of subprime collateral to its counterparties. Through warehouse lending facilities, the Company provides loans to subprime mortgage originators and investors collateralized by newly originated subprime mortgage loans. As of November 30, 2006, we had customer facilities of [* * *] of which [* * *] was funded. As of August 31, 2007, we had customer facilities of [* * *] of which [* * *] was funded. In addition, we provide funding to investors collateralized by subprime loans. As of August 31, 2007, we had total facilities of [* * *] of which [* * *] was funded.

Additionally, the Company provides financing for it's customers through collateralized reverse repurchase agreements. These reverse repurchase agreements are collateralized by mortgage-backed securities whose underlying assets consist of subprime residential loans or, ABS CDOs whose ultimate underlying assets are subprime residential loans. As of November 30, 2006 and August 31, 2007, the amount outstanding under these reverse repurchase agreements was [* * *] and [* * *], respectively.

We do not have any investments in any subprime lender, other than our wholly owned subsidiaries.

2. (k) Quantify your revenues from involvement in subprime loans. Breakout such revenues based on fees, interest earned, servicing rights and other sources.


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2. (k) Bear Stearns Response:

The Company's inventory of mortgage loans and securities is stated at fair value. Realized and unrealized gains and losses, fees, interest earned are reflected in "Principal Transactions" in the Consolidated Statements of Operations. Resulting revenues are below:

                            FY 2004       FY 2005       FY 2006      FYTD 3rd
         Revenues            (000)         (000)         (000)       Q (2007)
                                                                       (000)
--------------------------------------------------------------------------------
Loans & Securitization      [* * *]       [* * *]       [* * *]       [* * *]
Servicing                   [* * *]       [* * *]       [* * *]       [* * *]
Warehouse Finance           [* * *]       [* * *]       [* * *]       [* * *]
Total                       [* * *]       [* * *]       [* * *]       [* * *]

In addition, the Company had revenue of [* * *] for fiscal 2005, [* * *] for fiscal 2006 and losses of [* * *] for the third quarter of fiscal 2007 from CDOs with subprime collateral.

As a matter of course, we do not track our secondary trading revenue by asset class, such as securities backed by subprime residential mortgage loans. Therefore, these revenues are not reflected above.

2. (l) Where we have asked you to quantify amounts as of a point in time, please do so as of the end of your last full fiscal year and as of the most recent date practicable. Where we have asked you to quantify amounts for a period, please provide this for the last three full fiscal years and any more recent period if practicable. If you believe that you have provided any of the information requested in public filings please direct us to such disclosures.

The above list is not intended to be all encompassing. To the extent that you are aware of other asset quality or performance information, or other factors that provide material information about your involvement with subprime residential mortgage loans, please provide that information as well.

If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from your involvement in subprime lending, is remote, please explain. If so, tell us what consideration you may give to a more transparent disclosure about this to inform readers of your level of involvement.

If you believe that a material adverse impact resulting from this exposure is reasonably possible, tell us what disclosures you may consider in order to provide a clearer understanding of this exposure.

2. (l) Bear Stearns Response:


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We believe that based on the Company's level of involvement in subprime lending and the broader impact on global credit markets, a material adverse impact on the Company's financial condition, results of operations or liquidity is reasonably possible (i.e., the chance of a future event or events occurring that will result in a material adverse impact is more than remote but less than likely). In future filings, we will consider our level of involvement in subprime lending, and we will seek to enhance our disclosure of positions which drive such exposures, if necessary.

Note 13, Stock Compensation Plans, page 104
-------------------------------------------

3. Please clarify for us how you concluded that, in years prior to fiscal 2006, it was appropriate to include stock-based compensation granted in December in stockholders' equity at November year end.

Bear Stearns Response:

We have historically finalized our stock-based compensation in December following the end of the related fiscal year. Grants of stock-based compensation are approved by the Compensation Committee of our Board of Directors in December and employees are generally notified of the grants in the second week of December.

Paragraph 17 of SFAS 123 states that the objective of the measurement process is to estimate the fair value, based on the stock price at the grant date, of stock options or other equity instruments to which employees become entitled when they have rendered the requisite service and satisfied any other conditions necessary to earn the right to benefit from the instruments. Under SFAS 123, the grant of a stock-based award for current service may be the end of the fiscal period instead of a subsequent date when the award is made if (a) the award is provided for by the terms of an established formal plan, (b) the plan designates the factors that determine the total dollar amount of awards to employees for that period, and (c) the award is attributable to the employee's service during that period. Stock-based awards granted under SFAS 123 were based on performance measures under an established formal plan and the dollar amount of stock-based compensation was not adjusted when approved by the Company's Compensation Committee. Additionally, changes in the price of the Company's stock after year end did not affect the amount recognized in the consolidated financial statements. As such, prior to the adoption of SFAS 123R, stock-based compensation granted in December was included in stockholders' equity at November year-end.

The Company adopted SFAS 123R as required on December 1, 2005. SFAS 123R defines the grant date as the date at which an employer and an employee reach a mutual understanding of the key terms and conditions of a share-based payment award. The employer becomes contingently obligated on the grant date to issue equity instruments or transfer assets to an employee who renders the requisite service. Awards made under an arrangement that is subject to shareholder approval are not deemed to be granted until that approval is obtained unless approval is essentially a formality (or perfunctory), for example, if management and the members of the board of directors control enough votes


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                                             CONFIDENTIAL TREATMENT REQUESTED BY
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to approve the arrangements. Similarly, individual awards that are subject to approval by the board of directors, management, or both are not deemed to be granted until all such approvals are obtained. The grant date for an award of equity instruments is the date that an employee begins to benefit from, or be adversely affected by, subsequent changes in the price of the employer's equity shares.

The employee does not begin to benefit from and is not adversely impacted by changes in the stock price until the awards are approved by the Compensation Committee. Accordingly, we concluded that the grant date is the date the awards are approved (in mid-December). While the grant date is subsequent to year end, the Company accrues the costs of the awards over the service period.

4. With a view towards future disclosure, please explain to us why you classify amounts related to earnings adjustments for CAP units as an "Other Expense" in your Consolidated Statement of Income.

Bear Stearns Response:

Our Capital Accumulation Plan ("CAP") provides that outstanding CAP units have an unsecured right to receive, on an annual basis, a participation in income based on a fixed formula ("CAP Earnings"). CAP Earnings are credited to each participant in the form of additional CAP units. We view CAP Plan units as a second class of common stock with a preferred return which participates in earnings based on a fixed formula. CAP Earnings are viewed in a manner similar to an enhanced dividend on an RSU. Additionally, we disclose in the footnotes to our financial statement the following: "Amounts recognized attributable to CAP units with respect to the earnings adjustment are recorded in "Other Expenses" in the Consolidated Statements of Income."

5. With a view towards future disclosure, please explain to us why certain amounts related to your CAP units, restricted stock units and stock option awards are included in Accrued Employee Compensation and Benefits in your Consolidated Statement of Financial Condition.

Bear Stearns Response:

As discussed in our response to question #3 above, we adopted SFAS 123R as required on December 1, 2005. In accordance with SFAS 123R, we concluded that the grant date is the date the awards are approved by the Compensation Committee. While the grant date was subsequent to November 30, 2006, the Company accrued the costs of the awards over the service period (fiscal 2006). If the stock-based compensation awards were not approved by the Compensation Committee, such value would have been paid in cash. These costs were reflected in "Accrued Employee Compensation and Benefits" in the Consolidated Statement of Financial Condition as of November 30, 2006. Upon approval by the Compensation Committee in mid December (grant date), the amounts accrued with respect to fiscal 2006 awards were reclassified to "Employee Stock Compensation Plans" on the Consolidated Statement of Stockholders' Equity.


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                                                                       BSC--0002


Beginning with the stock-based compensation awards granted in December 2007 under the CAP Plan and the Restricted Stock Unit Plan, the Company adopted a three year requisite service period. As a result of this change, the costs related to these awards will no longer be accrued in "Accrued Employee Compensation and Benefits" in the Consolidated Statement of Financial Condition."

Note 17. Commitments and Contingencies, page 113
------------------------------------------------

6. We note your disclosures here and under legal proceedings, including your disclosure that you cannot estimate losses or ranges of losses for matters where there is only a reasonable possibility that a loss may have been incurred. Given the number of proceedings identified and the length of time some of those proceedings have been in process, it is unclear to us why you do not have the ability to provide any quantitative disclosures required by paragraph 10 of SFAS 5 for at least some of the proceedings. In addition, please tell us, and revise future filings to disclose, the amounts accrued related to contingencies at each balance sheet date and the amounts expensed or reversed during each period.

Bear Stearns Response:

The Company records loss accruals for litigation matters meeting the SFAS 5 criteria of a probable loss and for which the loss amount can be reasonably estimated. The amount reserved for these legal matters as of November 30, 2006 was [* * *]. This amount was not disclosed as it was not deemed material to the consolidated statement of financial condition. The amount reserved for legal matters as of November 30, 2005 was [* * *], of which [* * *] related to investigations relating to mutual fund trading. In December 2005, the Company announced an offer of settlement with the SEC and NYSE for [* * *]. This was also disclosed in the Company's Annual Report on Form 10-K in Note 17, Commitments and Contingencies, in which we stated that the Company was fully reserved for the settlement. The remaining amount reserved as of November 30, 2005 ([* * *]) was not disclosed as it was not deemed material to the consolidated statement of financial condition. For the year ended November 30, 2006 and 2005, the net expense related to legal matters was [* * *] and [* * *], respectively.

For the litigation matters that met the scope of reasonably possible under SFAS 5 as of November 30, 2006 and 2005, the Company could not predict with certainty the range of loss related to such matters, how such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief might be. We do not believe further disclosure is necessary for the financial statements to be presented fairly.


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                                             CONFIDENTIAL TREATMENT REQUESTED BY
                                                 THE BEAR STEARNS COMPANIES INC.
                                                                       BSC--0002

John Cash
United States Securities and Exchange Commission





If you have any questions or require further information, please do not hesitate to contact Jeffrey Farber, Senior Vice President - Finance and Controller, at
(212) 272-6631 or me at (212) 272-4390.

Sincerely,

/s/ Samuel L. Molinaro, Jr.

Samuel L. Molinaro, Jr.
Executive Vice President, Chief Financial Officer and Chief Operating Officer


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